Exhibit 11.1

Consent of RP Financial, LC

March 23, 2023

We hereby consent to the inclusion of our appraisal of the fair market value of Elberton Federal Savings and Loan Association dated October 28, 2022, which appears in the accompanying Offering Statement on Form 1-A of Oconee Financial Corporation. We also consent to the reference to our firm under the headings “Summary” and “Terms of the Offering” in the Offering Circular.

Sincerely,
/s/ RP FINANCIAL, LC

Atlanta, Georgia